UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AutoWeb, Inc.

(Name of Subject Company (Issuer))

Unity AC 2, Inc.

(Offeror)

A Wholly-Owned Subsidiary of

Unity AC 1, LLC
(Parent of Offeror)

One Planet Group LLC
(Parent of Unity AC 1, LLC)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

05335B100

(CUSIP Number of Class of Securities)

One Planet Group, LLC

1820 Bonanza Street

Walnut Creek, CA 94596

Attention: Vice President, Legal and Compliance

Phone: 925.983.2800

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Bruce F. Perce, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

Phone: (312) 782-0600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission on August 3, 2022 (as may be amended or supplemented from time to time, the “Schedule TO”) with respect to the cash tender offer (the “Offer”) by Unity AC 1, LLC, a Delaware limited liability company (“Parent”), and Unity AC 2, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of the common stock (the “Shares”) of AutoWeb, Inc., a Delaware corporation (the “Company”), at an offer price per Share of $0.39, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2022 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Item 11.   Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended by replacing the existing sentence with the following sentence: “The information set forth in the Offer to Purchase under the section titled “The Tender Offer—Section 17. Certain Legal Matters; Regulatory Approvals—Litigation” is incorporated herein by reference.”

The section titled “The Tender Offer—Section 17. Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is hereby amended to including the following as the last subsection of such section:

“Litigation. On August 4, 2022, in connection with the Transactions, a purported individual stockholder of the Company filed a lawsuit against the Company and the Company Board in the United States District Court for the Southern District of New York, captioned Stein v. AutoWeb, Inc., et al., No. 1:22-cv-06648 (“Stein”). On August 9, 2022, an additional lawsuit was filed in the United States District Court for the Southern District of New York by a purported individual stockholder of the Company against the Company and the Company Board, captioned Whitfield v. AutoWeb, Inc., et al., No. 1:22-cv-06793 (“Whitfield”). On August 10, 2022, two additional lawsuits were filed in the United States District Court for the Southern District of New York by purported individual stockholders of the Company against the Company and the Company Board, captioned Hopkins v. AutoWeb, Inc., et al., No. 1:22-cv-06799 (“Hopkins”) and Wilson v. AutoWeb, Inc., et al., No. 1:22-cv-06818 (“Wilson”). On August 11, 2022, an additional lawsuit was filed in the United States District Court for the District of Delaware by a purported individual stockholder of the Company against the Company and the Company Board, captioned Morgan v. AutoWeb, Inc., et al., No. 1:22-cv-01060 (“Morgan”). On August 14, 2022, two additional lawsuits were filed in the United States District Court for the Southern District of New York by purported individual stockholders of the Company against the Company and the

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Company Board, captioned Thollon v. AutoWeb, Inc., et al., No. 1:22-cv-06893 (“Thollon”) and Ryan v. AutoWeb, Inc., et al., No. 1:22-cv-06909 (“Ryan”). The Stein, Whitfield, Hopkins, Wilson, Morgan, Thollon, Ryan and any similar subsequently filed lawsuits involving the Company, the Company Board or any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Merger Agreement, the Transactions or any related transaction, are referred to as the “Stockholder Lawsuits.” In addition, on August 12, 2022, the Company received a letter from counsel for a purported stockholder of the Company demanding that the Company disclose certain additional information similar to information requested to be disclosed in the Stockholder Lawsuits (the “Demand Letter,” and together with the Stockholder Lawsuits, the “Stockholder Actions”).

Each of the Stockholder Actions generally alleges that the Company violated Sections 14(e), 14(d) and 20(a) of the Securities Exchange Act of 1934 by filing the Schedule 14D-9. The Stockholder Actions each allege that the Schedule 14D-9 is materially incomplete and misleading and seek to enjoin the Transactions until the purported deficiencies in the Schedule 14D-9 are corrected, or alternatively, monetary damages if the Transactions are consummated. The plaintiffs each also seek fees and costs incurred in bringing the Stockholder Actions. Although the Stockholder Actions request injunctive relief, none of the plaintiffs have filed a motion to enjoin the Merger at this time.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2022

UNIT AC 2, INC.

By: /s/Payam Zamani
Name: Payam Zamani
Title: President and Chief Executive Officer

UNIT AC 1, LLC

By: /s/Payam Zamani
Name: Payam Zamani
Title: President and Chief Executive Officer

ONE PLANET GROUP LLC

By: /s/Payam Zamani
Name: Payam Zamani
Title: President and Chief Executive Officer

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